UNITED STATES


SECURITIES AND EXCHANGE COMMISSION


Washington, D.C. 20549





SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Precision Optics Corporation, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

740294301
(CUSIP Number)

Peter E. Salas
P.O. Box 16867, Fernandina Beach, FL 32035
(904) 491-5003
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

27 February 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






1
Names of Reporting Persons
Dolphin Offshore Partners, L.P.


2
Check the Appropriate Box if a Member of a Group (See
Instructions)


(a)



(b)



3
SEC Use Only


4
Source of Funds (See Instructions)
OO


5
Check if Disclosure of Legal Proceedings Is Required
Pursuant to Item 2(d) or 2(e)


6
Citizenship or Place of Organization
U.S.

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
0



8
Shared Voting Power
561,712



9
Sole Dispositive Power
0



10
Shared Dispositive Power
561,712


11
Aggregate Amount Beneficially Owned by Each Reporting
Person
561,712


12
Check box if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)   ?


13
Percent of Class Represented by Amount in Row (11)
9.96%(1)


14
Type of Reporting Person (See Instructions)
PN








(1) As of the date hereof, the Reporting Persons beneficially own 561,712shares of Common Stock representing 9.96% of the outstanding shares of Common Stock (based upon 5,638,302 shares of Common Stock outstanding as of February 14, 2023 as reported in the Issuer?s 10-Q for the period ended December 31, 2022.

2





1
Names of Reporting Persons
Dolphin Mgmt. Services, Inc.


2
Check the Appropriate Box if a Member of a Group (See
Instructions)


(a)



(b)



3
SEC Use Only


4
Source of Funds (See Instructions)
OO


5
Check if Disclosure of Legal Proceedings Is Required
Pursuant to Item 2(d) or 2(e)


6
Citizenship or Place of Organization
U.S.

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
0



8
Shared Voting Power
561,712



9
Sole Dispositive Power
0



10
Shared Dispositive Power
561,712


11
Aggregate Amount Beneficially Owned by Each Reporting
Person
561,712


12
Check box if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)


13
Percent of Class Represented by Amount in Row (11)
9.96%(1)


14
Type of Reporting Person (See Instructions)
CO








(1) As of the date hereof, the Reporting Persons beneficially own 561,712shares of Common Stock representing 9.96% of the outstanding shares of Common Stock (based upon 5,638,302 shares of Common Stock outstanding as of February 14, 2023 as reported in the Issuer?s 10-Q for the period ended December 31, 2022.

3





1
Names of Reporting Persons
Peter E. Salas


2
Check the Appropriate Box if a Member of a Group (See
Instructions)


(a)



(b)



3
SEC Use Only


4
Source of Funds (See Instructions)
OO


5
Check if Disclosure of Legal Proceedings Is Required
Pursuant to Item 2(d) or 2(e)


6
Citizenship or Place of Organization
U.S.

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
0



8
Shared Voting Power
561,712



9
Sole Dispositive Power
0



10
Shared Dispositive Power
561,712


11
Aggregate Amount Beneficially Owned by Each Reporting
Person
0


12
Check box if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)


13
Percent of Class Represented by Amount in Row (11)
9.96%(1)


14
Type of Reporting Person (See Instructions)
IN








(1) As of the date hereof, the Reporting Persons beneficially own 561,712shares of Common Stock representing 9.96% of the outstanding shares of Common Stock (based upon 5,638,302 shares of Common Stock outstanding as of February 14, 2023 as reported in the Issuer?s 10-Q for the period ended December 31, 2022.

4




      Dolphin Offshore Partners, L.P., a Delaware limited partnership (?Dolphin?), Dolphin Mgmt. Services, Inc., a
Delaware corporation (?Dolphin GP?) and Peter E. Salas (?Salas,?
and together with Dolphin and Dolphin GP, collectively, the ?Reporting Persons?), relating to the Common Stock.

Item 2.          Identity and Background.

(a) - (c)        Dolphin is organized as a Delaware limited
partnership and is an investment manager, with its principal office at P.O. Box 16867, Fernandina Beach, FL 32035. Dolphin GP, a Delaware corporation, is the managing general partner of Dolphin. Salas is President, sole shareholder, and controlling person of Dolphin GP. The business address of the Reporting Persons is P.O. 16867 Fernandina Beach, FL 32035.

(d) and (e)   During the last five years, none of the Reporting
Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Each of the Reporting Persons is a U.S. citizen.

Item 3.          Source and Amount of Funds or Other
Consideration.

Item 4.          Purpose of Transaction.

The Reporting Persons beneficially own an aggregate of 561,712 shares of Common Stock. The Reporting Persons have no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of
Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer?s financial positions, the price levels of the aggregate number of outstanding shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer?s capital stock as they deem appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock; taking any action to change the composition of the Issuer?s board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

(a), (b)                       The aggregate number and
percentage of shares of Common Stock owned by each Reporting
Person are based upon 5,638,302 outstanding shares of Common
Stock.

Each Reporting Person may be deemed to beneficially own an aggregate of 561,712 shares of Common Stock, representing 9.96% of the Issuer?s outstanding Common Stock. Each Reporting Person may be deemed to have shared power to vote or direct the vote, and dispose or direct the disposition, of all such shares of Common Stock.

(c)                               Not applicable, expect as
otherwise disclosed herein.

(d)                              Not applicable.

(e)                               Not applicable.

5




SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2023
DOLPHIN OFFSHORE PARTNERS, L.P.

By:
Dolphin Mgmt.
Services, Inc., its general
partner



By:
/s/ Peter E. Salas

Name:
Peter E. Salas

Title:
President


Date: March 9, 2023
DOLPHIN MGMT. SERVICES, INC.





By:
/s/ Peter E. Salas

Name:
Peter E. Salas

Title:
President


Date: March 9, 2023
PETER E. SALAS





By:
/s/ Peter E. Salas

Name:
Peter E. Salas